For Immediate Release

CNSX:QSS

.

Corporate Update

November 15, 2010: VANCOUVER, BC: QMI SEISMIC INC. (CNSX: QSS) (the “Company” or “QMI”)

is pleased to announce it has streamlined operations since the completion of the acquisition transaction. The

Company continues to accept purchase orders from existing and new customers.  Mr. Chand Jagpal, President and

CEO of QMI stated, “The Company will continue to advance marketing efforts to create new sales and is working diligently to deliver manufactured product.”

The Company would like to welcome Mr. Lucky Janda to the Board of Directors. Mr. Janda, a local businessman with over 20 years experience in public companies and real estate development, has served in numerous board positions with public companies both as a Director and Senior Officer.  Mr. Jagpal added that, “Mr. Janda will preside as Chairman of the Board of Directors and will provide experienced and seasoned leadership to the

Company.   We believe that his in-depth knowledge of the financial markets and strong ties to the corporate world will be an asset to the Company. ” Mr. Janda holds a Bachelor of Economics from the University of British

Columbia.

The Company intends to increase the amount of its previously announced private placement total offering from

$500,000 to $550,000.  The private placement will offer 2,750,000 million common shares at a price of $0.20 per common share. The Company may pay a finder’s fee or commission in connection with the private placement.

About QMI:

QMI is a leading developer, manufacturer, and supplier of advanced commercial, industrial and residential electronic safety systems that detect the presence of gas leaks, water leaks, and seismic vibrations and then signals controls to shut off gas valves, water valves, and power inputs.  QMI holds international patented technology which allows for remote gas and water shutoff as well as many trademarks, certifications, and licenses.  QMI’s seismic detection products are used by some of the world’s largest companies and organizations including NASA and G.E. Rail.  The advanced early warning systems are designed to remotely shut-off utilities in the event of an earthquake and provide early warning to households. For more information visit www.qmitech.com.

On Behalf of the Board:

Navchand Jagpal, President

QMI SEISMIC INC.

1250 West Hastings Street

Vancouver, BC

V6E 2M4

“The statements in this press Release may contain forward looking statements that involve a number of risks and uncertainties. Actual events or results could differ materially from the Company’s expectations and projections.”

THE CANADIAN NATIONAL STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT  ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.